Exhibit 99.1

CNinsure to Receive US$42.3 Million Strategic Investment From Alltrust Insurance

GUANGZHOU, China, April 28, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc, (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial service provider in China, today announced that on April 27, 2015, it entered into an agreement to bring in Alltrust Insurance Company of China Limited, or Alltrust Insurance, as a strategic investor.

Pursuant to the agreement, CNinsure will issue and sell 93,000,000 of its ordinary shares to Alltrust Insurance, for an aggregate purchase price of US$42.31 million, or $0.455 per ordinary share ($9.10 per ADS), which is the average closing price of the 20 trading days prior to the signing date of the agreement. Upon completion of the transaction, Alltrust Insurance will hold 7.5% of CNinsure's share capital. Completion of the transaction is subject to customary closing conditions.

"This strategic investment is a testament to Alltrust Insurance's confidence in CNinsure's strategic plans and future growth and is instrumental to deepening our cooperation in a variety of areas," commented Mr. Chunlin Wang, chief executive officer of CNinsure. "With the resources and strengths of both parties, we believe we will be able to accelerate penetration into the O2O financial services space and strengthen our leading position."

About Alltrust Insurance

Established in 2004, Alltrust Insurance is a joint-stock property and casualty ("P&C") insurance company operating in China. It is one of the leading power plant underwriters and the 16th largest P&C insurance company in China in 2014. Its shareholders consist of some of the most prestigious power grid companies, industrial investment conglomerates and financial service holding companies, including Huaneng Capital Services Corporation Ltd., Fairfax Financial Holdings Limited and Swiss Reinsure Company Ltd.. Alltrust Insurance primarily offers, among others, property insurance, liability insurance, credit insurance, surety bond insurance, short-term health insurance, accidental insurance and vehicle insurance products and reinsurance service.

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial service provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) Chetong.net, a public service platform for the insurance industry and (4) eHuzhu (www.ehuzhu.com), the first non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net